Loop Media, Inc. 10-K

Exhibit 4.4

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

SENIOR SECURED PROMISSORY NOTE

Date of Issuance
US $________	December 1, 2020

FOR VALUE RECEIVED, Loop Media, Inc., a Nevada corporation (the “Company”), hereby promises to pay to ___________________ and their permitted assigns (each individually, a “Holder” and collectively, the “Holders”), the principal sum of US $__________.00 (the “Principal Amount”). The Issuer further promises to pay interest on the outstanding Principal Amount from time to time, in the manner and at the rates specified in Section 2 hereof. In no event shall this Note be construed to require payment of interest in an amount in excess of the maximum allowed by law, and if such payment is made by the Company, then such excess sum shall be credited by the Holders as a payment of principal. This Note evidences a commercial loan made for business purposes.

This Senior Secured Promissory Note (including all Senior Secured Promissory Notes issued in exchange, transfer or replacement hereof) (this “Note” and, together with all other Senior Secured Promissory Notes issued by the Company pursuant to a Note Purchase and Security Agreement in the aggregate principal amount of up to $3,000,000.00 (the “Financing”), collectively, the “Notes”), is issued pursuant to that certain Note Purchase and Security Agreement dated as of the date of issuance set forth above (the “Issue Date”) by and between the Company and the Holder (the “Purchase Agreement”). Certain capitalized terms used herein are defined in Section 4.2. Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement.

1.            Payment of Principal. Unless converted into Common Stock (“Conversion Shares”), the entire principal amount of this Note, plus accrued and unpaid Interest, will be due and payable by the Company on December 1, 2022 (the “Maturity Date”). The Company shall have the privilege and option, in its sole and absolute discretion, without penalty or forfeiture, to pay the entire principal amount of this Note or any part thereof, together with accrued and unpaid Interest, at any time prior to the Maturity Date. All payments of principal and Cash Interest will be made in cash in lawful money of the United States of America paid and delivered, in immediately available funds, at the principal office of such Holder, or at such other place as such Holder may from time to time designate in writing to the Company.

2.            Interest; Interest Rates. During the term of this Note: (a) interest of four percent (4%) per annum shall accrue on the outstanding Principal Amount from and including the Issue Date and be payable in cash (“Cash Interest”); and (b) interest of six percent (6%) per annum shall accrue on the outstanding Principal Amount from and including the Issue Date and be payable in shares of Common Stock (“Shares”) in arrears (“PIK Interest,” and together with Cash Interest, “Interest”). All Interest will be computed on the basis of a 360-day year of twelve (12) 30-day months. Interest hereunder will be paid to the Holder or its permitted assignee in whose name this Note is registered on the records of the Company.

2.1       Cash Interest Payments. Cash Interest for the period from the Issue Date to November 30, 2021 is payable in advance at the Issue Date. Six (6) months of Cash Interest is payable in arrears on June 1, 2022. Six (6) months of Cash Interest is payable in arrears on the Maturity Date.

2.2       PIK Interest Payments. PIK Interest is payable on June 1, 2021, December 1, 2021, June 1, 2022 and the Maturity Date (each, a “PIK Interest Payment Due Date”). The number of Shares to be issued on a PIK Interest Payment Due Date is equal to: (a) the amount of PIK Interest accrued as of such date, divided by the average of the VWAP of Common Stock during each Trading Day during the ten (10) Trading Day period ending one (1) Trading Day prior to the PIK Interest Payment Due Date. For purposes of this Note, “VWAP” shall mean the daily dollar volume-weighted average sale price for Common Stock on the Pink Open Market or other market operated by OTC Markets Group, Inc. on any particular Trading Day (during the period beginning at such time as such market publicly announces is the official open of trading, and ending at such time as such market publicly announces is the official close of trading), as reported by Bloomberg Financial Markets (or if the Company is unable to gain access to Bloomberg Financial Markets information or if such market is not reported by Bloomberg Financial Markets, as reasonably determined by the Company, using share price information and volume reported on the OTC Markets website, taking the average price of the high, low and closing prices per share for a given day and multiplying by the daily trading volume for such day, for each day during the VWAP period and dividing the sum of all VWAP calculations for each day by the total trading volume for the entire VWAP period). All such determinations of VWAP shall be appropriately and equitably adjusted in accordance with the provisions set forth herein.

3.            Security. Payment and performance of this Note and the other Notes, and all other obligations of the Company hereunder are secured by a security interest granted under the Purchase Agreement from the Company in favor of the Holders (the “Security Interest”), and the Holders shall be entitled to all of the benefits of the Security Interest.

4.            Certain Events.

4.1           PIK Interest Penalty. If Shares are not listed on a national securities exchange prior to the Maturity Date, the Company shall issue the Holder an amount of Shares equal to fifteen percent (15%) of the Holder’s then outstanding Principal Amount divided by the average of the VWAP of Common Stock during each Trading Day during the thirty (30) Trading Day period ending one (1) Trading Day prior to the Maturity Date.

4.2           Definitions.

(a)                “Amount Due” means, at any date of determination, the sum of the outstanding Principal Amount plus all accrued and unpaid Interest thereon.

(b)               “Change of Control” means any of the following events or series of related events: (i) the sale, lease, exchange, license or other transfer of all or substantially all of the Company’s assets (determined on a consolidated basis) to any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act); (ii) the transfer, directly or indirectly, to any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of the fully diluted equity interests in the Company (but excluding for the purposes of the calculation of the fully diluted equity interests in the Company, any Conversion Shares that would be issued on conversion of the Notes); or (iii) any merger, or other similar transaction to which the Company is a party as a result of which the shareholders of the Company immediately prior to such transaction beneficially own less than 50% of the aggregate voting power of the fully diluted equity interests in the surviving Person (or, if the Common Stock is exchanged for or otherwise converted into common equity of another Person in such transaction, the successor company) (but excluding for the purposes of the calculation of the fully diluted equity interests in the Company, any Conversion Shares that would be issued on conversion of the then outstanding Principal Amount of issued Notes and any accrued and unpaid Interest thereon). Notwithstanding the foregoing, a bona fide equity financing transaction in which the Company is the surviving corporation and the proceeds of such transaction are not be used to repurchase or redeem capital stock of the Company shall not be deemed to be a Change of Control.

(c)                “Change of Control Effective Date” means the date on which a Change of Control occurs.

(d)               “Change of Control Notice” means a notice from the Company to the Holder stating: (i) that a Change of Control is anticipated to occur and that describes the material financial terms of such Change of Control; and (ii) the anticipated Change of Control Effective Date with respect to such Change of Control.

(e)                “IPO Conversion Price” means, with respect to a Qualified IPO: (i) the public offering price per share of the Common Stock in the Qualified IPO multiplied by (ii) one (1) minus twenty percent (20%).

(f)                “Qualified IPO” means a bona fide underwritten public offering of Common Stock: (i) in which such stock is listed on the Nasdaq Stock Market or New York Stock Exchange; and (ii) for gross proceeds at least equal to the initial principal amount of the Notes.

4.3           Maturity Date Conversion Option. On the Maturity Date, the Holder by notice to the Company in accordance with Section 4.6(a) shall have the option to convert all or part of the Amount Due, and if less than all, then not less than one half of the Amount Due (the “Conversion Amount”), into an amount of Shares equal to the Conversion Amount divided by the average of the VWAP of Common Stock during each Trading Day during the thirty (30) Trading Day period ending one (1) Trading Day prior to the Maturity Date.

4.4           Change of Control Conversion Option. Upon a Change of Control, the Holder shall have the option to convert the Conversion Amount into Shares. The Company shall deliver to the Holder a Change of Control Notice no less than thirty (30) days prior to any anticipated Change of Control Effective Date. The Holder will be required to make any applicable election (a “Change of Control Election”) with respect to the Note in writing by notice to the Company no later than the tenth (10th) day after delivery of the applicable Change of Control Notice (the “Change of Control Election Deadline”). Following delivery of such Change of Control Notice, the Company shall provide the Holder with such information regarding the terms of such Change of Control as they may reasonably request, subject to any restrictions on the Company pursuant to any applicable confidentiality agreement. Any such election to convert the Note in connection with a Change of Control shall be irrevocable once delivered to the Company. If the Holder timely delivers a Change of Control Election, the Conversion Amount shall automatically convert immediately prior to the Change of Control Effective Date into an amount of Shares equal to the Conversion Amount divided by the average of the VWAP of Common Stock during each Trading Day during the ten (10) Trading Day period ending one (1) Trading Day prior to the Change of Control Effective Date.

4.5           Mandatory Conversion. In the event of a Qualified IPO, but subject to the closing of such Qualified IPO, the Amount Due shall convert in full on the closing date of such Qualified IPO into a number of Shares equal to (a) the Amount Due on such closing date divided by (b) the applicable IPO Conversion Price.

4.6           Mechanics of Conversion.

(a)                Maturity Date Notice. To exercise their Maturity Date conversion right set forth in Section 4.3 above: (i) the Holder shall transmit by electronic mail (or otherwise deliver), for receipt on or prior to 5:00 p.m. PST, on or prior to thirty (30) days prior to the Maturity Date (the “Notice Date”), a copy of an executed notice of conversion setting forth the amount of the Amount Due that the Holder desires to convert (the “Conversion Notice”) to the Company; and (ii) the Holder shall surrender this Note to a reputable common carrier for delivery to the Company (or shall provide an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction) on or prior to the Notice Date.

(b)               No Fractional Shares. No fractional shares of the Company’s capital stock will be issued upon conversion of this Note. In lieu of any fractional share to which a Holder would otherwise be entitled, the Company will pay to such Holder in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional share.

(c)                Release of Company. Upon full or partial conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to the Amount Due being converted including, without limitation, the obligation to pay such portion of the Amount Due.

(d)               Delivery of Shares. As promptly as practicable after the conversion of this Note and the issuance of the Conversion Shares, the Company (at its expense) will instruct its transfer agent to deliver the Conversion Shares to the Holder. The Company will not be required to instruct the transfer agent to deliver the Conversion Shares until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss).

4.7          Impairment. The Company will not, by amendment of its articles of incorporation or through any reorganization, transfer of assets, consolidation, conversion, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and this Note in the taking of all such action as may be necessary or appropriate in order to protect the conversion right against impairment.

5.            Voting Rights. The Holder shall have no shareholder voting rights as the holder of this Note.

6.            Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company, this Note shall accelerate and all principal and Interest accrued hereon shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

6.1            The Company fails to pay timely any of the principal or accrued Interest due under this Note on the date the same becomes due and payable, subject to a five (5) business day cure period for the payment of any Interest;

6.2            The Company shall default in its performance of any covenant or agreement under the Purchase Agreement or this Note and such default continues for a period of twenty (20) days after written notice or the Company becoming aware thereof;

6.3            The Company’s Board of Directors or shareholders adopt a resolution for the liquidation, dissolution or winding up of the Company;

6.4            The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

6.5            A decree or an order for relief is entered by a court having jurisdiction against or with respect to the Company in an involuntary case under the federal bankruptcy laws or any state insolvency or similar laws ordering: (a) the liquidation of the Company; (b) a reorganization of the Company or the Company’s business and affairs; or (c) the appointment of a receiver, liquidator, assignee, custodian, trustee, or similar official for the Company or any of the Company’s property; and, in any such event, the failure to have such decree, order or appointment discharged or dismissed within sixty (60) days from the date of entry.

7.            Miscellaneous.

7.1            Transfers; Successors and Assigns. Except as provided in Section 6(i)(i) of the Purchase Agreement, this Note may not be offered, encumbered, sold, assigned or transferred by the Holder without the prior written consent of the Company. Any offer, sale, assignment or other transfer of this Note is also subject to the restrictive legends on this Note. The terms and conditions of this Note will inure to the benefit of, and be binding upon, the respective successors and permitted assigns of the parties; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Holders of more than 50% of the aggregate Principal Amount then outstanding..

7.2           Governing Law. This Note will be governed by and construed in accordance with the internal laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule.

7.3           Counterparts. This Note may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4           Titles and Subtitles. The titles and subtitles used in this Note are included for convenience only and are not to be considered in construing or interpreting this Note.

7.5           Notices. All notices and other communications given or made pursuant hereto must be in accordance with Section 6(e) of the Purchase Agreement.

7.6           Entire Agreement; Amendments and Waivers. This Note, together with the Purchase Agreement, constitute the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this Note may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holders of more than 50% of the aggregate Principal Amount then outstanding. Any waiver or amendment effected in accordance with this Section 7.6 will be binding upon the Company, the Holders, and each future holder of the Note.

7.7           Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provisions will be excluded from this Note and the balance of this Note will be interpreted as if such provisions were so excluded and this Note will be enforceable in accordance with its terms.

7.8           Repayment Parity Among Holders. In the event that the Company is obligated to repay the Note and does not have sufficient funds to repay the Note in full, payment shall be made to the Holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holders hereunder.

7.12         Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Note and any agreements executed in connection herewith.

7.13         Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7.14         Loss of Note. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

7.15         Certain Waivers. The Company hereby expressly and irrevocably waives presentment, demand, protest, notice of protest and all other notices in connection with this Note.

7.16         Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE, THE CONVERSION SHARES, THE PURCHASE AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO, AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[SIGNATURE PAGES FOLLOW]

In witness whereof, the undersigned has executed this Senior Secured Promissory Note as of the date first written above.

LOOP MEDIA, INC.	Address for Notice:

700 N. Central Avenue, Suite 430
Glendale, CA 91203
Email: jon@loop.tv

By:

Name: Jon Niermann

Title: CEO and Co-Founder

With a copy to:

Patrick J. Sheil 34 S Erie Avenue, Suite 4 Montauk, New York 11954 Email: patrick@loop.tv

HOLDER

By:

Name:

Title: